UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One):|_|Form 10-K  |_|Form 20-F  |_|Form 11-K |X|Form 10-Q  |_|Form N-SAR
            For Period Ended:  September 30, 2000
                              -------------------
            [] Transition Report on Form 10-K
            [] Transition Report on Form 20-F
            [] Transition Report on Form 11-K
            []Transition Report on Form 10-Q
            [] Transition Report on Form N-SAR
                                 For the Transition Period Ended:_______________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Centerpoint Corporation

Former Name if Applicable:  Moto Guzzi Corporation

Address of Principal Executive Office (Street and Number):  299 Park Avenue

City, State and Zip Code:  New York, New York  10022

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)


              (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 7, 2000, Moto Guzzi Corporation (the "Company") closed on the sale of all its operating subsidiaries, Moto Guzzi S.p.A., Moto Guzzi North America Inc, Moto Guzzi France Sarl, and MG Motorcycle GmbH, to Aprilia S.p.A. in accordance with the Preliminary Purchase and Sale Agreement dated April 14, 2000 as modified and integrated by the Letter Agreement of August 3, 2000. On September 19, 2000, pursuant to the Share Purchase Agreement and stockholder approval, the Company filed an amendment to its Certificate of Incorporation to change its name to Centerpoint Corporation, effective at the time of filing.

The closing with respect to the sale, and the handling of substantial post closing matters has related thereto has required significant time involvement of the financial staff of the Company resulting in delays in completion of quarter end accounting procedures.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

               Mark S. Hauser              212                   644-4441
               (Name)                   (Area Code)           (Telephone Number)

     (2)  Have all other periodic  reports required under Section
          13 or 15(d) of the  Securities  Exchange Act of 1934 or
          Section 30 of the Investment Company Act of 1940 during
          the preceding 12 months or for such shorter period that
          the registrant was required to file such report(s) been
          filed?  If answer  is no  identify  reports(s).           |X|Yes |_|No

     (3)  Is  it  anticipated  that  any  significant  change  in results of operations from the corresponding period for
          the last fiscal year will be  reflected  by the earning
          statements  to be  included  in the  subject  report or
          portion  thereof?  If so: attach an  explanation of the
          anticipated     change,     both     narratively    and
          quantitatively,  and, if appropriate, state the reasons
          why a reasonable  estimate of the of the results cannot
          be made.                                                  |X|Yes |_|No



         Changes in 2000 compared to 1999

         On September 7, 2000, the Company completed the sale of its operating subsidiaries to Aprilia S.p.A. This sale represents the discontinuance of motorcycle operations which were the company's only activities and have been accounted for as discontinued operations. The effective accounting date for the sale is July 1, 2000, reflecting the last date for which financial information on the subsidiaries is available.

         Accordingly, in the third quarter of 2000, the Company has recorded interest income of Lit. 108 million, selling general and administrative expenses of Lit. 27 million and positive exchange differences of Lit. 616 million as continuing operations. The exchange differences relate to the effects of exchange rates on cash balances and escrow receivables in lire from the date of sale through September 30, 2000. In the corresponding period in 1999, the Company had no income or expenses from continuing operations as all its activities related to the disposed motorcycle business.

         In respect of the discontinued motorcycle operations, in the third quarter of 2000 the Company has recorded a gain on sale of Lit. 66,411 million. There are no taxes payable as the Company believes that the proceeds received are less than the tax base of the subsidiaries sold. There is no loss from operations of the discontinued activities in the third quarter of 2000 as the effective accounting date was July 1, 2000. In the comparison third quarter of 1999, losses from the discontinued motorcycle operations were Lit. 3,753 million.

         In the third quarter of 2000, Lit. 458 million is included in respect of dividends payable on the Company's Series B Preferred Stock, issued in February 2000 to provide bridge finance to the sold subsidiaries. Such Series B Preferred Stock was redeemed effective September 30, 2000.


                            CENTERPOINT CORPORATION
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        November 16, 2000               By:  /s/  Nick Speyer
    ------------------------------             ---------------------------------
                                                      Nick Speyer
                                                      Chief Financial Officer